Exhibit 99.2

Psyence BioMed Finalizes Agreement with Award-Winning CRO Southern Star
Research to Accelerate Phase IIb Clinical Trial

NEW YORK, May 27, 2025 – Psyence BioMed (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company developing nature-derived psilocybin therapies for unmet mental health needs, today announced the finalization of its service agreement with Southern Star Research Pty Ltd (“Southern Star Research”), an award-winning, full-service Australian Contract Research Organization (CRO). This agreement marks a pivotal advancement for Psyence BioMed’s Phase IIb clinical trial in Australia, which investigates psilocybin-assisted psychotherapy for Adjustment Disorder in patients with cancer.

With more than 14 years of operational excellence, Southern Star Research brings deep therapeutic area expertise, particularly in oncology and mental health, and maintains strong relationships across clinical sites throughout Australia. Their demonstrated ability to manage complex, multi-site trials ensures high standards of quality, regulatory compliance, and patient-centric execution. U.S based Frost & Sullivan recently recognized Southern Star Research with the 2024 Asia-Pacific Competitive Strategy Leadership Award.

Southern Star Research’s robust clinical operations team will now oversee full trial management. This includes clinical monitoring, project management, and data handling, enabling Psyence BioMed to accelerate the study's progression while maintaining operational integrity. The transition from the previous CRO has been carefully coordinated to ensure a seamless handover of responsibilities.

“Southern Star Research’s clinical excellence, hands-on approach to focused oncology and mental health trials, and deep understanding of Australia’s regulatory environment make them an outstanding partner,” said Dr. Neil Maresky, CEO of Psyence BioMed. "Their involvement positions us to execute this important trial efficiently and effectively, helping us deliver on our promise to support cancer patients experiencing serious psychological distress. We are truly excited to move forward with this agreement."

“We are proud to support Psyence BioMed’s innovative Phase IIb clinical trial,” said Dr. David Lloyd, Managing Director and Co-Founder of Southern Star Research. "Our combination of oncology and mental health expertise, robust site relationships, focus on rapid recruitment of patients, and practical operational involvement contributes to supporting this important research as it progresses with rigor and compassion. We are honored to contribute to the development of a potential new therapeutic option in this space.”

The double-blind, placebo-controlled trial will assess three doses of psilocybin in combination with psychotherapy, enrolling 87 participants. The study targets a significant unmet need: Adjustment Disorder in patients diagnosed with cancer. Studies have shown that an Adjustment Disorder prevalence rate of up to 19% has been observed in mixed cancer populations when assessed through clinical interviews, highlighting the significant unmet need for effective mental health treatments in this population.

Additionally, in a recent interview with NewsNation, FDA Commissioner Marty Makary expressed a notably positive stance on psychedelic medicine, citing the growing body of evidence supporting its potential benefits for neuropsychiatric conditions. He confirmed that the FDA will undertake an “expeditious and rapid review” of clinical data from psychedelic trials. This signifies further potential for the psychedelic sector.

“We are optimistic about the momentum building around psychedelic medicine, particularly as regulatory leaders begin to recognize its potential and prioritize research,” said Dr. Neil Maresky, CEO of Psyence BioMed, in response to Commissioner Makary’s remarks. “We view this as a clear signal that psychedelic therapies are becoming a renewed focus for the FDA under the Trump administration – reflecting both scientific progress and the urgent need for new mental health solutions.”

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. Psyence is dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

About Southern Star Research Pty Ltd

Southern Star Research Pty Ltd is an Australian full-service CRO specializing in providing clinical trial services for biotechnology and pharmaceutical companies. With a strong focus on quality and partnership. Southern Star Research is dedicated to advancing clinical research and helping bring innovative therapies to patients.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com
General Information: info@psyencebiomed.com
Phone: +1 416-477-1708

Investor Contact:

Michael Kydd
Investor Relations Advisor
michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the progress of the Phase IIb clinical trial, and trial execution under the newly engaged CRO. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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